Ascendant Solutions, Inc.
16250 Dallas Parkway, Suite 205
Dallas, Texas 75248

July 8, 2005

Mr. Jorge Bonilla
Mr. Wilson K. Lee
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Ascendant Solutions, Inc. Form 10-K for the year ended 12/31/2004 (“Original Form 10-K”) Filed 3/29/2005
Form 10-Q for the period ended 3/31/2005 (“Form 10-Q”)
Filed 5/12/2005
File Nos. 0-27945

Dear Messrs. Bonilla and Lee:

This letter sets forth responses of Ascendant Solutions, Inc. (the “Company”) to the comment letter dated June 27, 2005 from the staff of the Securities and Exchange Commission (the “Commission”). Please note that the following responses are keyed to coincide with your comment letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements and Notes

Note 1 - Organization and Significant Accounting Policies

Significant Accounting Policies

Basis of Presentation, page 46

1. Response: In determining whether the Company has significant influence over operations for purposes of applying its consolidation policy, management of the Company considers its participation in the following operating activities: day to day business affairs and operating decisions of the investee, financing decisions, participation on the board of directors or other management committees, acquisition or sale of assets, approval or other consent rights with respect to investee activities and guarantees of the investee’s debt. As is general practice for disclosure of consolidation policies by other public companies, the Company does not separately disclose detailed considerations in determining “significant influence”, as these factors may differ from transaction to transaction depending on specific circumstances.

Jorge Bonilla
Wilson K. Lee
July 8, 2005

The Company consolidated Fairways Frisco, L.P. (Fairways Frisco) on December 31, 2004 because it owned 100% of the limited partnership interests on that date. The Company made its investment of $ 154,000 in Fairways Frisco on December 31, 2004. The table on pages 45-46 of the Form 10-K is intended to show that Fairways Frisco holds a 50% interest in the Frisco Square Partnerships, as further discussed in Note 2 on pages 54-56 of the Form 10-K. The Company’s decision to consolidate Fairways Frisco on December 31, 2004 was based on its 100% ownership of the Fairways Frisco limited partnership interests and the guidance provided in SFAS 94, Consolidation of All Majority-Owned Subsidiaries, paragraph 2 which sets forth the general rule of consolidation policy as:

“the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward consolidation.”

The Company did not consolidate the Frisco Square Partnerships based on its analysis of the requirements of FIN 46 (R) at December 31, 2004.

Fairways Frisco Partnerships, pages 54-56

2. Response: As discussed in the response to Question #1 above, the Company owned 100% of the Fairways Frisco interests at December 31, 2004. As a result, the provisions of paragraph 5 of FIN 46(R) were not applicable.

However, the Company did consider the provisions of paragraph 5 of FIN 46 (R), Consolidation of Variable Interest Entities, in preparing its March 31, 2005 financial statements filed on Form 10-Q since it no longer owned 100% of the limited partnership interests of Fairways Frisco. Among the considerations were the following:

1)	The equity holders participate pro-rata with their limited partnership interests in the income and losses of Fairways Frisco;
2)	All of the limited partners voting rights are pro-rata with their equity interests;
3)	The equity investment at risk is sufficient for Fairways Frisco to carry out its business activities; and
4)
The Company is not obligated to make any further capital contributions to Fairways Frisco and it does not guarantee any of the debt obligations of Fairways Frisco or any of the related Frisco Square Partnerships.

Considering these factors and the fact that other participants guarantee debt, Fairways Frisco is not considered a variable interest entity under paragraph 5 of FIN 46 (R). If Fairways Frisco was determined to be a variable interest entity, the Company would not absorb a majority of the entity’s losses or receive a majority of expected residual returns, or both, and thus per paragraph 14 of FIN 46 (R), would not consolidate Fairways Frisco. Based on these considerations, the Company determined that it was not required to consolidate Fairways Frisco at March 31, 2005 under the provisions of FIN 46 (R).

3. Response: The information presented in the table on page 56 is correctly dated as of March 21, 2005. The Company intends to file Amendment No. 1 to Form 10-K for the year ended 12/31/04 on Form 10-K/A reflecting a revised date on the accountants’ opinion.

Note 9 - Investment In Limited Partnerships

4. Response: The Company’s investment income for the year ended December 31, 2004 is primarily derived from its interests in Fairways 03 New Jersey, L.P., Ampco Partners, Ltd. and Fairways 36864, L.P. The Company does not consider any of these entities to be material to its overall financial position or results of operations for the reasons outlined below, including consideration of Rule 3-09 of Regulation S-X.

The Company’s calculation of significant subsidiaries under Regulation S-X Rule 3-09 shows that all three of the entities referred to in the preceding paragraph represent less than 10% of the first and third conditions (investment test and pretax income test) required to be calculated under that rule. As a result, the Company did not present separate financial statements or summarized financial information for these entities. Investment income for 2004, from individual investments and in the aggregate is less than 10% of the Company’s average pretax earnings for the past five years. Since the Company incurred losses in each of the past five years, except for 2004, the Company used the absolute values of pretax earnings, as allowed under the Interpretations to Rule 3-09 of Regulation S-X, and also in the SEC Accounting Disclosure Rules and Practices Official Text Topic Two (III.B.1) and Topic Two (I.D.1.c). Under this calculation, the Company used the absolute value of $7,656,000 as its average pretax income for purposes of the pretax income test under Rule 3-09 of Regulation S-X.

In addition to the calculations under Rule 3-09(a), the Company considered the additional following factors in its decision to not present additional financial information:

1)	Investment income was less than 1% of consolidated revenue;
2)	The total assets and revenues of the individual limited partnership entities is less than 20% of the Company’s consolidated assets and revenues;
3)	Two of the interests in limited partnerships represent limited partnership investments in single tenant commercial real estate properties and have no substantive business operations;
4)	There was no material change in the nature of the Company’s interest in these entities as compared to the prior year;
5)
The sole real estate property held by certain partnerships in which Fairways 03 New Jersey, LP has its investment interest is under contract to be sold, and it has already received an earnest money deposit of approximately 1% of the sales price. Upon completion of this transaction in 2005, the proceeds will be distributed to the limited partners and Fairways 03 New Jersey LP will have no remaining significant assets or future sources of income; and

6)
The income from Fairways 36864, LP is due to one transaction whereby a single tenant commercial real estate property was developed and sold and the proceeds were distributed to the limited partners, leaving Fairways 36864 LP with no significant assets or future sources of income.

The Company believes these additional factors support its position that providing additional financial information on its limited partnership investees will not provide any additional useful information for readers of the financial statements.

Jorge Bonilla
Wilson K. Lee
July 8, 2005

Based on the results of the tests in Rule 3-09(a), the Company did not consider its investments in these entities, either individually or in the aggregate, to be material to its financial position or results of operations, and thus did not provide the summarized financial information referred to in paragraph 20 (d) of APB 18, The Equity Method of Accounting for Investments in Common Stock.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2005

Note 2 - Description of Business

Significant Accounting Policies

Investments in Limited Partnerships, page 6

5. Response: In determining whether to use the cost method or the equity method to account for its investment in Fairways Frisco, the Company considered factors in addition to the percentage amount of its limited partnership interest. AICPA Statement of Position 78-9, Accounting for Investments in Real Estate Ventures (SOP 78-9), paragraph 8 allows the cost method to be utilized for investments in limited partnerships where:

“the investment amount is minor and the investor has virtually no influence over operating and financial policies. Such limited partner is, in substance, in the same position with respect to the investment as an investor that owns a minor common stock interest in a corporation. In such cases, the cost method may be appropriate”.

Further, the Company considered the provisions of EITF Topic D-46, Accounting for Limited Partnership Investments, which requires all investments in limited partnerships to be accounted for in accordance with SOP 78-9. The guidance in EITF Topic D-46 also states:

“the SEC staff understands that practice generally has viewed investments of more than 3 to 5 percent to be more than minor”.

The Company does not consider the ownership of more than 3 to 5% to be an absolute requirement to use the equity method, as further discussed in the following paragraph.

Based on the guidance above, the Company considered the following additional factors in determining whether to use the cost or equity method to account for its interest in Fairways Frisco:

1)	The Company has no influence over the operations, property design & development, property leasing, financial policies, or any other business of the partnership;
2)	The Company also considered that its investment is in a real estate development entity that is not expected to make any distributions to its limited partners for the foreseeable future;
3)
The Company is not obligated to make any further capital contributions to Fairways Frisco, nor has the Company guaranteed any of the debt obligations of Fairways Frisco or the related Frisco Square Partnerships; and

Jorge Bonilla
Wilson K. Lee
July 8, 2005

4)
The Company owns less than 10% of the limited partnership interests of the Frisco Square Partnerships (indirectly through Fairways Frisco). The Frisco Square Partnerships are the entities that own the real estate assets being developed and managed by the general partner (in which the Company has no ownership interest) of Fairways Frisco.

Based on these considerations and the guidance in SOP 78-9, the Company determined that the cost method would provide the most appropriate accounting treatment for its investment in Fairways Frisco.

Conclusion:
In summary, the Company maintains its accounting and disclosure of its limited partnership interests is in accordance with generally accepted accounting principles as cited above, and also provides the readers with an adequate basis for understanding its limited partnership interests. Given the overall materiality and nature of its limited partnership interests, the Company does not see that the effort and cost of providing additional financial information (whether audited or unaudited) through amended Form 10-K and Form 10-Q filings is supported by the benefit of meaningful additional disclosure to readers of the financial statements. The Company is not aware of any material additional financial information regarding its limited partnership interests that is not already disclosed in its financial statements and related footnotes.

Additionally, the Company hereby makes the following representations and acknowledgements:

A. The Company represents that it is responsible for the adequacy and accuracy of the disclosure in its Form 10-K Filings and Form 10-Q Filings;

B. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K Filings and Form 10-Q Filings; and

C. The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any additional information requests or further comments with respect to the 10-K Filings and Form 10-Q that you might have.

Sincerely yours,

Ascendant Solutions, Inc.

By:	/s/ Gary W. Boyd
Gary W. Boyd
Vice President-Finance and Chief Financial Officer